

OFFERING MEMORANDUM

facilitated by



2 PIECES OF BREAD

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	2 PIECES OF BREAD
State of Organization	MO
Date of Formation	11/24/2015
Entity Type	Limited Liability Company
Street Address	6522 N Hickory St, Kansas City MO, 64118
Website Address	www.2piecesofbread.com

(B) Directors and Officers of the Company

Key Person	Brandon Johnson
Position with the Company Title First Year	 Founder 2015
Other business experience (last three years)	**Executive Chef** Company Name: 1932 Reserve *Dates Employed: May 2019 – Present* *Employment Duration: 1 yr 3 mos* *Location: Osage Beach,MO* **Owner** Company Name: 2 Pieces of Bread Catering *Dates Employed: Nov 2015 – Present* *Employment Duration: 4 yrs 9 mos* *Location: Kansas City, Missouri Area*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Brandon Johnson	100%

(D) The Company's Business and Business Plan

OPPORTUNITY

The most successful ventures that operate in an industry that traditionally has thin margins are those in which systems for accountability and culture are established and reviewed consistently, by working with our clients in the initial critical moments and beyond. We can raise the bar for success! We feel the only way to do this is by demonstrating a template for success. This will be done by opening a cafe and a catering company to demonstrate our ability to foresee trends, plan, and execute.

We will launch a multi-pronged approach to the Food service industry by establishing a baseline of revenue with a unique approach to product development in the QSR sector, while applying a personalized and tailored experience in the corporate catering and wedding sector. We will apply the same level of detail and execution and variety of flavor profiles of a traditional full service restaurant. For our consulting customers, we are looking to offer them an all-encompassing service to act as their "contractor" and guide them through the process of establishing and maintaining their concept and brand.

Market

Mise:

With our midtown location, we are well situated to serve three core groups: downtown office workers, students on campus, and the weekend crowd out for evening entertainment. Our research suggests that these segments together represent a pool of more than 15,000 potential customers per day. The complementary rising popularity of fast-casual options, the cool factor attached to innovative QSR venues, and the city's strong population growth all contribute to a fantastic opportunity.

Events and Occasions:

Due to our proximity to the downtown and Midtown area, we are able to capitalize on the 100,000+ employees that are currently working downtown, which represents over 3,903 businesses in the area. Additionally, there are two major exhibition halls, 1 drama theater, 15 event spaces, and 3 Prominent churches in the area.

Kc Kitchens:

With over 240,000 established businesses in the Kansas City metropolitan area and an additional 150 food service businesses being established each year, we believe that there's ample opportunity to not only serve existing customers but create a foothold that will allow us to expand into the greater region which encompasses Leavenworth, Kansas St. Joseph, Missouri and Lawrence, Kansas.

Competition

Mise:

Our competition in this area are mostly full-service restaurants. Tower tavern, Shawarma, Kitty cafe, The Brick House, and Oh Cafe are a few examples whose focus is a sit-down experience catering more to a bar and grill atmosphere. From the above-mentioned concepts only Shawarma and Kitty cafe are quick-service restaurant concepts.

Events and Occasions:

While there are several caterers in our immediate area, their primary focus are simple box style lunch menus. There is only one immediate direct competition which would be Inspired Occasions. Our Focus to combat them will be on pricing, attention to detail, and the number of services offered, as well as operating in the space in which they currently do not service: large events that focus on course dining.

Kc Kitchens:

While there are many regional and national culinary consulting firms, there aren't many local companies that currently offer local venues, developers, and a way to gather assistance not only with the initial planning and logistics but also with the review process later to ensure they are maintaining their baseline with food quality, customer interaction, and client engagement.

Why Us?

Mise:

In comparison to sit-down restaurants, we offer similarly high-quality and professionally crafted food, but with the convenience, speed, and lack of pretense that diners have come to prefer. Our food establishment is a public gathering spot, not a private country club. Our new food concept offers a unique combination of advantages that are unmatched by our competitors. Compared to the other fast-casual options, we differentiate ourselves by offering a unique cuisine option (we are the only fusion of Mexican and Indian cuisine in the area), with more creative side dishes.

Events and Occasions:

We are going to offer our clients a combination of the following services:

1. Food Service
2. Event Planning
3. Floral Arrangements
4. Securing of venue
5. Adult Beverage service
6. Linen service

Most of our competitors either offer our clients one or two of the above services. In combining the above services, we will be able to give our clients one access point to coordinate their overall experience, reducing the time spent gathering information pricing and coordinating logistics. We believe that bundling services together not only allows us to retain and entice more customers, but it will allow us to take on bigger and more complex projects in the future.

Kc Kitchens:

Most culinary firms concentrate on the initial stages of building design and concept creation, foregoing the implementation stages that are critical to the success of the concepts throughout their lifetime. We plan to offer our clients not only a full concept and individual services of the back of the house and front of the house concept design and implementation, but also experienced implementation specialists to guide them through their initial 4 months before opening and guidance 6 months after opening. This will allow the concepts to focus on customer interaction and team development. What sets us apart is our ability to provide "boots on the ground" services for a client which are not only fully informed in the concept vision, but also equipped with the expertise to execute and assist the owner/s. We believe that the included check-ups 6 months after implementation will give our clients a pathway to success.

EXPECTATIONS

Forecast

Mise:

We expect to serve an average of 24 customers per hour during year 1 and then increase that to 26 per hour in year 2. We craft our food by hand, so the small kitchen does have some constraints. We want our dishes to be as fresh as possible, so we'll figure out the best mix of preparing food on demand and preparing ahead of time.

The weekend evenings should be 30% busier than lunch, so we are assuming 30-weekend customers per hour in year 1 and 39 in year 2. The average customer order value should be around $11.48 For customers Sunday through Thursday and $14.50 per customer Friday and Saturday for year 1 and year 2. In year 2, we will be adding daily drink specials and are working to obtain our liquor license, so we can sell local craft beer on the weekends.

In our first two years, we are projecting $94,805 and then $ 831,375 in revenue with an 8-10% profit margin. We expect food supplies and labor to be our top expenses. The first-year payroll costs will be minimal as our owner will assist with most cooking. As things ramp up, we will bring on a 2-3 additional back of house employees. We will have a modest advertising budget; most of our marketing will be by word of mouth and low-cost social media. We will also keep a small maintenance and repair budget for the venue. The equipment is new and shouldn't cost more than $1,000 annually to maintain, though we have budgeted $5,755 to cover unforeseen expenses and repair for the first two years.

Events and Occasions:

In the second year when launching the catering portion, some of the key metrics that we will be looking at include: the number of corporate events, weddings that we execute, and time spent planning these events. Cost per client acquisition should not exceed 6% of the event, and Food cost for each event we will look to keep below 33% per event and personal cost below 22%. If we can generate $1,841.66 per event with at least 12 events it will put us on course to meet our budgets, which is a conservative estimate. In the second year after launch, the catering portion of our business should see a 23% increase in the volume of sales, which will increase our average sales per event to $2,265.24.

Kc Kitchen:

In the first year of service, we are projected to do $191,850 in sales with an estimated cost of $174,595.36 of the three aspects of the company. This sector will be the most costly and time-consuming due to the nature of gathering and closing leads. The projected sales are based upon completing each facet of services offered: full concept design and implementation, food concept design, food concept implementation, and front of the house design and implementation.

Financing Needed

We are looking to receive investment from the MainVest group through a revenue-sharing note between $40-90,000, which will require quarterly repayment staring 12/31/2020 at 3% of revenue. This will be used to cover an initial construction cost and purchase of equipment for the venue as well as catering equipment, along with, but not limited, to providing additional capital to execute day-to-day operations. Please review the Data Room for additional details.

Management team

CHEF BRANDON JOHNSON

As a classically trained chef of Le Cordon Bleu, Brandon Johnson has spent over 15 years delighting clients with a unique and unforgettable dining experience. During his tenure in the industry, he has watched food and catering establishments turn their eyes toward their bottom line, focusing more on revenue than the service being provided. His desire to make it "about the food" again is what lead him to start this business.

Here is a link to a local television cooking demo that I was featured in.

https://youtu.be/AvB5S-x-tQU

https://youtu.be/DA8_Xh5Rgms

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

| Target Offering Amount | $40,000 |
| Offering Deadline | October 30, 2020 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$90,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Build-out	$23,800	$40,000
Equipment	$5,000	$15,000
Operating Capital	$8,800	$29,600
Mainvest Compensation	$2,400	$5,400
TOTAL	$40,000	$90,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.7 - 3.8%[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.6 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.45%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.7% and a maximum rate of 3.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$40,000	1.7%
$52,500	2.2%
$65,000	2.8%
$77,500	3.3%
$90,000	3.8%

[3] To reward early participation, the investors who contribute the first $30,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $30,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

11

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Brandon Johnson	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

FORECAST

Key assumptions

Mise:

We expect to serve an average of 24 customers per hour during year 1 and then increase that to 26 per hour in year 2. We craft our food by hand, so the small kitchen does have some constraints. We want our dishes to be as fresh as possible, so we'll figure out the best mix of preparing food on demand and preparing ahead of time.

The weekend evenings should be 30% busier than lunch, so we are assuming 30-weekend customers per hour in year 1 and 39 in year 2. The average customer order value should be around $11.48 For customers Sunday thru Thursday and $14.50 per customer Friday and Saturday for year 1 and year 2. In year 2, we will be adding daily drink specials and are working to obtain our liquor license, so we can sell local craft beer on the weekends.

In our first two years, we are projecting $ $94,805 and then $ 831,375 in revenue with a 8-10% profit margin. We expect food supplies and to be our top expense. The first-year payroll costs will be minimal as Brandon will be doing most of the cooking. As things ramp up, we will bring on 2-3 back of house employees. We will have a modest advertising budget much of our marketing will be by word of mouth in addition to low cost social media. The equipment is new and shouldn't cost more than $1,000 annually to maintain.

Events and Occasions:

In the second year when launching the catering portion. Some of the key metrics that we will be looking for are the number of corporate events, weddings that we execute, and time spent planning these events. Cost per client acquisition should not exceed 6% of the event, and Food cost for each event we will look to keep the overall food cost below 33% per event and personal cost below 22%. If we can generate $1,841.66 per event with at least 12 events it will put us on course to meet our budgets. Which is a conservative estimate. In the second year after launch, the catering portion of our business will be looking to do a 23% increase in the volume of sales. Which will increase our average sales per event to $2,265.24

Kc Kitchen:

In the first year of service, we are projected to do $191,850 in sales With an estimated cost of

$174,595.36 of the three aspects of the company. This sector will be the most costly and time-consuming. Due to the nature of gathering and closing leads. The projected sales are based upon completing each facet of services offered. full concept design and implementation, food concept design, food concept implementation, and front of the house design and implementation.

Use of funds

We have identified two construction companies that specialize in restaurant design and construction and are currently soliciting bids from both. We have budgeted square foot cost between $90-$120 per square foot. For the initial construction of the kitchen and customer dining area.

The budget of $218,280 includes all architectural and interior design costs as well as subcontractor cost and all materials along with major additions. We are expecting $90,000 to be contributed by the property owner in the form of tenant improvement allowance which will go towards the above-mentioned construction. In addition to $25,000 through our broad-line vendor. Which will be used for decor which is to include but not limited to tables, chairs, dishware smallware, and display units for client information as well as sustainability equipment. The ownership group will contribute $50,000 to cover initial payroll and day-to-day operations.

Sources of Funds

We will be getting an advance on rebates from our Broadline vendor in the amount of $25,000 this amount will not be needed to be repaid but will require an exclusive purchasing agreement for all food, chemical, paper good products. We are going to be given a tenant Improvement allowance of $90,000 to cover initial design and construction cost. We are looking to receive additional investment from the Main invest group through a revenue-sharing note between 40k-80k. which will require quarterly repayment staring 12/31/2020 of 3% of revenue

The ownership group themselves will contribute $50,000 for day-to-day operation budgets and cover initial payroll and any unforeseen expenses. This will be in the form of a small business loan at a 7% interest rate with repayment beginning on 9/15/2020.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$94,805	$831,375	$1,071,896	$1,125,491	$1,181,766
Cost of Goods Sold	$43,705	$293,644	$306,778	$350,000	$400,000
Gross Profit	$51,100	$537,731	$765,118	$775,491	$781,766
EXPENSES					
Operating Expenses	$120,712	$384,089	$496,867	$500,000	$525,000
Operating Profit	$-69,612	$153,642	$268,251	$275,491	$256,766

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$54,737.49
Cash & Cash Equivalents	$0	$864.07
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$37,906.00
Cost of Goods Sold	$0	$4,083.00
Taxes Paid	$0	$2,764.00
Net Income	$0	$7,823.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V